MMR INFORMATION SYSTEMS, INC.
AMENDMENT NO. 1 TO
STOCK OPTION AGREEMENT

This Amendment No. 1 (this "Amendment") to that Stock Option Agreement (the "Agreement"), dated August 6, 2009, by and between MMR Information Systems, Inc., a Delaware corporation (the "Company") and Robert H. Lorsch, an individual (the "Optionee"), is made as of March __, 2010, by and between the Company and the Optionee. Capitalized terms not defined in this Amendment shall have the meanings set forth in the Agreement.

RECITALS:

WHEREAS, the Board of Directors of the Company (the "Board") granted to Optionee on August 6, 2009, a non-qualified stock option (the "Option") to purchase 9,000,000 shares of Common Stock (the "Shares") at an exercise price per share of $0.125, for a total exercise price of $1,125,000.00. The Board intended to, and did in fact, grant the Option with an Expiration Date of January 27, 2014;

WHEREAS, the Agreement contains two different Expiration Dates and such Expiration Dates conflict with each other; and

WHEREAS, the Board has determined that it is in the best interests of the Company to amend Article I, Section 2 of the Agreement to reflect the correct Expiration Date of the Option of January 27, 2014, which such Expiration Date is reflected in the Notice of Stock Grant.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.   Article I, Section 2 of the Agreement is hereby amended and restated to read in its entirety as follows:

"This Option, to the extent vested, may be exercised for 90 days after termination of the Optionee's employment or consulting relationship, or such longer period as may be applicable upon death or disability of Optionee as provided herein (the "Termination Period"); provided, however, that any unvested portion of the Shares as of the termination date of the Optionee's employment or consulting relationship shall be forfeited. In the event of the Optionee's change in status from Employee to Consultant or Consultant to Employee, this Agreement shall remain in effect. In no event shall this Option be exercised later than January 27, 2014 (the "Expiration Date")."

2.   All other terms and provisions of the Agreement not directly affected by this Amendment shall remain in full force and effect.

[Signature Page Follows]

This Amendment No. 1 to the Stock Option Agreement shall be effective as of the date first set forth above.

MMR INFORMATION SYSTEMS, INC.

By:_____
Robert H. Lorsch
President and Chief Executive Officer

OPTIONEE

By:_____
Robert H. Lorsch